UNIVERSAL BUSINESS PAYMENT SOLUTIONS ACQUISITION CORPORATION
RADNOR FINANCIAL CENTER
150 NORTH RADNOR-CHESTER ROAD, SUITE F-200
RADNOR, PENNSYLVANIA 19087

Via EDGAR
May 5, 2011

Attn: Jan Woo and Ryan Houseal
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Universal Business Payment Solutions Acquisition Corporation
Registration Statement on Form S-1, pre-effective Amendment No. 5 (File No. 333-171359)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Universal Business Payment Solutions Acquisition Corporation (the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form S-1, pre-effective Amendment No. 5 (File No. 333-171359) so that such Registration Statement may be declared effective as of 3:00 p.m. on Monday, May 9, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to James A. Lebovitz of Dechert LLP at (215) 994-2510, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Universal Business Payment Solutions Acquisition Corporation

By: ___s/ Peter Davidson_____________________
Name:   Peter Davidson
Title:     Chief Administrative Officer